Exhibit 2.02

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re:	)	Chapter 11
)
DELTA MILLS, INC., et al.[1]	)	Case No. 06-11144 (CSS)
)
Debtors.	)	Jointly Administered
	)	RE: D.I. 445, 626

FINDINGS OF FACT, CONCLUSIONS OF LAW, AND ORDER
UNDER 11 U.S.C. §§ 1129(a) AND 1129 (b) AND FED. R. BANKR. P.
3020 CONFIRMING FIRST AMENDED JOINT PLAN OF LIQUIDATION
PROPOSED BY DELTA MILL, INC., DELTA WOODSIDE INDUSTRIES,
INC. AND DELTA MILLS MARKETING, INC., DEBTORS AND
DEBTORS IN POSSESSION, DATED JULY 17, 2007

Delta Mills, Inc., Delta Woodside Industries, Inc. and Delta Mills Marketing, Inc., as debtors and debtors-in-possession in the above-captioned cases (collectively, the “Debtors”) having proposed the Joint Plan of Liquidation Proposed by Delta Mills, Inc., Delta Woodside Industries, Inc. and Delta Mills Marketing, Inc., as Debtors and Debtors in Possession, Dated April 30, 2007 (D.I. 445) ( the “Original Plan”), filed on April 30, 2007, as the “proponents of the plan” within the meaning of section 1129 of title 11 of the United States Code (the “Bankruptcy Code”); and the Disclosure Statement Regarding Joint Plan of Liquidation Proposed by Delta Mills, Inc., Delta Woodside Industries, Inc. and Delta Mills Marketing, Inc., Debtors and Debtors in Possession, Dated April 30, 2007 (the “Original Disclosure Statement”) (D.I. 446), filed on April 30, 2007; and the Debtor’s Motion for (i) for Approval of Procedures for Solicitation and Tabulation of Votes to Accept or Reject Plan of Liquidation, (ii) Scheduling a Hearing on Confirmation of Plan of Liquidation and Approval of Related Notice Procedures and (iii) Related Relief (D.I. 470), filed on May 14, 2007;

[1]	These jointly administered cases are those of the following debtors: Delta Mills, Inc.; Delta Woodside Industries, Inc.; and Delta Mills Marketing, Inc.

And upon the consideration of the Affidavit of Mailing regarding the Notice of (A) Filing of Disclosure Statement, Plan and Solicitation Procedures Motion; (B) Objection Deadline with Regard to Adequacy of the Disclosure Statement and (C) Disclosure Statement Hearing (D.I. 486), sworn to by David Malo, an employee of Epiq Bankruptcy Solutions, LLC (f/k/a Bankruptcy Services, LLC) (the “Balloting Agent”), and filed on May 17, 2007;

And upon the consideration of the Order (i) Approving Procedures for Solicitation and Tabulation of Votes to Accept or Reject First Amended Joint Plan of Liquidation, (ii) Scheduling a Hearing on Confirmation of First Amended Joint Plan of Liquidation and Approving Related Notice Procedures and (iii) Granting Related Relief (D.I. 643) (the “Solicitation Procedures Order”), entered by the Bankruptcy Court on July 18, 2007;

And upon the consideration of the Order Approving Proposed Disclosure Statement Regarding Amended Joint Plan of Liquidation Proposed by Delta Mills, Inc., Delta Woodside Industries, Inc. and Delta Mills Marketing, Inc. (D.I. 645) (the “Disclosure Statement Approval Order”), entered by the Bankruptcy Court on July 19, 2007;

And upon the consideration of the Notice of Filing of (i) First Amended Joint Plan of Liquidation Proposed by Delta Mills, Inc., Delta Woodside Industries, Inc. and Delta Mills Marketing, Inc. and (ii) Disclosure Statement Regarding First Amended Joint Plan of Liquidation Proposed by Delta Mills, Inc., Delta Woodside Industries, Inc. and Delta Mills Marketing, Inc. (D.I. 626), to which was attached the Disclosure Statement Regarding First Amended Joint Plan of Liquidation Proposed by Delta Mills, Inc., Delta Woodside Industries, Inc. and Delta Mills Marketing, Inc.  (including all exhibits and attachments thereto, the “Disclosure Statement”) and the First Amended Joint Plan of Liquidation Proposed by Delta Mills, Inc., Delta Woodside Industries, Inc. and Delta Mills Marketing, Inc. (as subsequently modified, amended or supplemented and including all exhibits and attachments thereto, the “Plan”);

And upon the consideration of the Affidavit of Mailing regarding service of the Disclosure Statement, Plan, Disclosure Statement Approval Order, Committee letter in support of the Plan, and all notices and ballots approved under the Solicitation Procedures Order (collectively, the “Solicitation Package”) (D.I. 666) (the “Solicitation Package Mailing Affidavit”), sworn to by David Malo, an employee of the Balloting Agent, and filed on July 30, 2007;

And upon the consideration of the Notice of Filing of Exhibits to Disclosure Statement Regarding First Amended Joint Plan of Liquidation Proposed by Delta Mills, Inc., Delta Woodside Industries, Inc. and Delta Mills Marketing, Inc. (D.I. 623) (the “Plan and Disclosure Statement Exhibits”), filed on July 13, 2007;

And upon the consideration of the Declaration of James Katchadurian of Epiq Bankruptcy Solutions, LLC Regarding Methodology for the Tabulation of and Result of Voting with Respect to the First Amended Joint Plan of Liquidation Proposed by Delta Mills, Inc., Delta Woodside Industries, Inc. and Delta Mills Marketing, Inc., filed on July 17, 2007 (D.I. 743) (the “Voting Report”), filed on September 4, 2007;

And upon the consideration of the Debtors’ Memorandum of Law (a) in Support of Confirmation of Debtors’ First Amended Joint Plan of Liquidation Dated July 17, 2007 and (b) in Response to Objections Thereto (D.I. 744), filed on September 4, 2007, including the Declaration of William H. Hardman, Jr. (i) in Support of Confirmation of Debtors’ First Amended Joint Plan of Liquidation Dated July 17, 2007 and (ii) in Response to GMAC Commercial Finance LLC’s Objection to Debtors’ Joint Plan of Liquidation attached as Exhibit A thereto (the “Hardman Declaration”);

And upon the consideration of the Declaration of William F. Garrett, Chief Executive Office of the Debtors, in Support of Confirmation of First Amended Joint Plan of Liquidation Proposed by Delta Mills, Inc., Delta Woodside Industries, Inc., and Delta Mills Marketing, Inc., Dated July 17, 2007 (the “Garrett Declaration”).

Objections were filed by GMAC Commercial Finance LLC (“GMAC”) to Debtors’ Disclosure Statement and Joint Plan of Liquidation (D.I. 514), with respect to the Original Disclosure Statement on June 1, 2007 (the “First GMAC Objection”).   In addition, objections to confirmation of the Plan were filed or informally submitted by (i) Wayne R. Gastgeb (the “Gastgeb Objection”), (ii) Unifi Textured Polyester, LLC (D.I. 736) (the “Unifi Objection”), and (iii) GMAC (D.I. 737) (the “Second GMAC Objection” and, collectively with the First GMAC Objection, the “GMAC Objection”).   As set forth herein, the Gastgeb objection is overruled and denied in its entirety.   The Unifi Objection has been resolved by the modification of the Plan approved herein.   The First  GMAC Objection, to the extent applicable, and the Second GMAC Objection, have been resolved by paragraph 3 hereof.

Upon the entire record of these Chapter 11 Cases;2 and after due deliberation thereon and good and sufficient just cause appearing therefore that the Plan as modified should be confirmed, the Bankruptcy Court hereby makes the following findings of fact and conclusions of law.3

[2]	Capitalized terms used, but not otherwise defined, herein shall have the meanings ascribed to them in the Plan as appropriate.
[3]	Findings of fact shall be construed as conclusions of law and conclusions of law shall be construed as findings of fact when appropriate. See Fed. R. Bankr. P. 7052.

THE BANKRUPTCY COURT FINDS AND CONCLUDES THAT:

A.           Exclusive Jurisdiction; Venue; Core Proceeding (28 U.S.C. §§ 157(b)(2) and 1334(a)).  The Bankruptcy Court has jurisdiction over the Chapter 11 Cases pursuant to 28 U.S.C. § 1334.  Venue is proper pursuant to 28 U.S.C. §§ 1408 and 1409.  Confirmation of the Plan is a core proceeding under 28 U.S.C. § 157(b)(2), and the Bankruptcy Court has exclusive jurisdiction to determine whether the Plan complies with the applicable provisions of the Bankruptcy Code and should be confirmed.

B.           Judicial Notice.  The Bankruptcy Court takes judicial notice of the docket of these Chapter 11 Cases maintained by the Clerk of the Bankruptcy Court and/or its duly-appointed agent, including, without limitation, all pleadings and other documents filed, all orders entered, and all evidence and arguments made, proffered or adduced at, the hearings held before the Bankruptcy Court during the pendency of these Chapter 11 Cases, including, but not limited to, the hearing held on July 18, 2007 to consider the adequacy of the Disclosure Statement.  Specifically, the Hardman Declaration, the Garrett Declaration and the Voting Report were all tendered to the Court at the Confirmation Hearing in support of Confirmation, and the Court took judicial notice of each at the Confirmation Hearing, provided, however, that the Court’s judicial notice with respect to the Hardman Declaration is without prejudice to the right of GMAC to object to the factual allegations contained therein.

C.           Filing of Plan and Disclosure Statement.  On April 30, 2007, the Debtors filed the Original Plan and the Original Disclosure Statement.  On July 17, 2007, the Debtors filed the Plan and the Disclosure Statement.

D.           Order Approving the Disclosure Statement.  On July 19, 2007, the Bankruptcy Court entered the Disclosure Statement Approval Order that, among other things, approved the Disclosure Statement as containing adequate information within the meaning of section 1125(a) of the Bankruptcy Code.

E.           Solicitation Procedures Order.  On July 18, 2007, the Bankruptcy Court entered the Solicitation Procedures Order that, among other things, (1) fixed September 5, 2007, at 10:00 a.m. (ET) as the date for the commencement of the hearing to consider confirmation of the Plan (the “Confirmation Hearing”), (2) approved the form and method of notice of the Confirmation Hearing (the “Confirmation Hearing Notice”), (3) fixed August 27, 2007, at 5:00 p.m. (ET) as the deadline for receipt of Ballots (the “Ballot Deadline”), (4) fixed August 27, 2007, at 4:00 p.m. (ET), as the last date and time for filing and serving objections to confirmation of the Plan (the “Plan Objection Deadline”), (5) established additional procedures for objecting to confirmation of the Plan, (6) established procedures for temporary allowance of claims for voting purposes, and (7) established certain procedures for soliciting and tabulating votes with respect to the Plan.

F.           Transmittal of Solicitation Packages.  The Disclosure Statement, including a copy of the Plan as an exhibit, the Disclosure Statement Approval Order, the Confirmation Hearing Notice and, as to Class 5 (Convenience Claims), Class 6 (General Unsecured Claims) and Class 7 (Reclamation Settlement Claims) (collectively, the “Voting Classes”), an appropriate Ballot and return envelope and the letter from the Creditors’ Committee in support of Plan confirmation, were transmitted in accordance with Bankruptcy Rule 3017(d) and the Solicitation Procedures Order, all as set forth in the Solicitation Package Mailing Affidavit.  In addition, (i) as to Administrative Claims, Priority Tax Claims, Class 1 (GMAC Claim), Class 2 (General Secured Claims), Class 3 (Priority Non-Tax Claims) and Class 4 (Indemnification Claims), the Notice of Non-voting Status, together with the Confirmation Hearing Notice, and (ii) as to Class 8 (Interests), the Notice of Deemed Rejecting Status, together with the Confirmation Hearing Notice, were transmitted, also as set forth in the Solicitation Package Mailing Affidavit.

G.           Voting Report.  On September 4, 2007, the Debtors filed the Voting Report, certifying the method and results of the ballot tabulation for each of the Voting Classes.

H.           Transmittal and Mailing of Materials; Notice.  Adequate and sufficient notice of the Disclosure Statement, the Plan, the Confirmation Hearing, the Ballot Deadline, the Plan Objection Deadline and the other bar dates, deadlines and hearings described in the Solicitation Procedures Order was given in compliance with the Bankruptcy Rules, including, without limitation, Bankruptcy Rule 3017(d), and the Solicitation Procedures Order, and no other or further notice is or shall be required.

I.           Solicitation.  Solicitation of votes on the Plan by the Debtors was conducted in good faith and in compliance with sections 1125 and 1126 of the Bankruptcy Code, Bankruptcy Rules 3017 and 3018, the Disclosure Statement, the Solicitation Procedures Order, all other applicable provisions of the Bankruptcy Code, and all other rules, laws, and regulations.

J.           Ballots.  All procedures used to distribute the Solicitation Packages to the applicable holders of Claims and Interests and to tabulate ballots were fair and conducted in accordance with the Solicitation Procedures Order, the Bankruptcy Code, the Bankruptcy Rules, the local rules of the Bankruptcy Court for the District of Delaware, and all other applicable rules, laws, and regulations.

K.           Impaired Class Voting to Accept the Plan.  As evidenced by the Voting Report, Class 5 (Convenience Claims) and Class 6 (General Unsecured Claims) have each accepted the Plan pursuant to the requirements of sections 1124 and 1126 of the Bankruptcy Code.  No holders of Class 7 (Reclamation Settlement Claims) cast ballots voting to accept or reject the Plan.  Therefore, pursuant to the Solicitation Procedures Order, Class 7 (Reclamation Settlement Claims) is deemed not to exist for voting purposes.  Therefore, at least one (1) Class of Claims or Interests that is impaired under the Plan has accepted the Plan (determined without including any acceptances of the Plan by any insider), thus satisfying the requirements of section 1129(a)(10) of the Bankruptcy Code.

L.           Impaired Classes Rejecting the Plan.  Class 8 (Interests) shall not be entitled to and shall not receive or retain any property, interest or other distribution on account of such Interests under the Plan and is deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code.

M.           Burden of Proof.  The Debtors, as proponents of the Plan, have met their burden of proving the elements of sections 1129(a) and (b) of the Bankruptcy Code by a preponderance of evidence, which is the applicable evidentiary standard.  The Bankruptcy Court also finds that the Debtors have satisfied the elements of sections 1129(a) and (b) of the Bankruptcy Code under the clear and convincing standard of proof.

N.           Plan Compliance with Bankruptcy Code (11 U.S.C. § 1129(a)(1)).  The Plan complies with the applicable provisions of the Bankruptcy Code, thereby satisfying section 1129(a)(1) of the Bankruptcy Code.

(1)           Proper Classification (11 U.S.C. §§ 1122, 1123(a)(1)).  Article 3 of the Plan designates Classes of Claims and Interests for the Debtors.  The Claims and Interests placed in each Class are substantially similar to other Claims or Interests, as the case may be, in each such Class.  Valid business, factual and legal reasons exist for separately classifying the various Classes of Claims and Interests created under the Plan, and such Classes do not unfairly discriminate between holders of Claims or Interests.  Thus, the Plan satisfies sections 1122 and 1123(a)(1) of the Bankruptcy Code.

(2)           Specification of Unimpaired Classes (11 U.S.C. § 1123(a)(2)). Article 4 of the Plan specifies the Classes of Claims that are unimpaired.  Thus, the Plan satisfies section 1123(a)(2) of the Bankruptcy Code.

(3)           Specification of Treatment of Impaired Classes (11 U.S.C. § 1123(a)(3)).  Article 5 of the Plan specifies the Classes of Claims and Interests that are impaired under the Plan.  Article 5 of the Plan specifies the treatment of Claims and Interests in all such Classes.  Thus, the Plan satisfies section 1123(a)(3) of the Bankruptcy Code.

(4)           No Discrimination (11 U.S.C. § 1123(a)(4)).  The Plan provides for the same treatment by the Debtors for each Claim or Interest in each respective Class unless the holder of a particular Claim or Interest has agreed to less favorable treatment with respect to such Claim or Interest.  Thus, the Plan satisfies section 1123(a)(4) of the Bankruptcy Code.

(5)           Implementation of Plan (11 U.S.C. § 1123(a)(5)).  The Plan provides adequate and proper means for implementation of the Plan, including without limitation as described in Articles 5, 6, 7, 8, 9, 10, 11 and 12 of the Plan.  Thus, the Plan satisfies section 1123(a)(5) of the Bankruptcy Code.

(6)           Prohibition against Issuance of Non-Voting Equity Securities and Provisions for Voting Power of Classes of Securities (11 U.S.C. § 1123(a)(6)).  No stock of the Debtors will be distributed under the Plan and all existing Interests in the Debtors shall be deemed cancelled under the Plan.  Thus, the Plan satisfies section 1123(a)(6) of the Bankruptcy Code.

(7)           Selection of the Designated Officers (11 U.S.C. § 1123(a)(7)).  Through the Plan, the Debtors have adequately disclosed the identity of the individuals proposed to serve on or after the Effective Date as the Designated Officers appointed pursuant to section 303 of the Delaware Corporate Code.  The appointment and employment of these individuals and proposed compensation and indemnification arrangements are consistent with the interests of the holders of Claims and with public policy.  Thus, section 1123(a)(7) of the Bankruptcy Code is satisfied.

(8)           Additional Plan Provisions (11 U.S.C. § 1123(b)).  The Plan’s provisions are appropriate and consistent with the applicable provisions of the Bankruptcy Code, including, without limitation, provisions for (a) distributions to holders of Claims, (b) the disposition of Executory Contracts and unexpired leases, (c) the provision of procedures for the sale of the Residual Assets, (d) the settlement of the Reclamation Settlement Claims, (e) the retention of, and right to enforce, sue on, settle or compromise (or refuse to do any of the foregoing with respect to) certain claims or Causes of Action against third parties as set forth on Exhibit C to the Plan, including, without limitation, the Avoidance Actions, to the extent not waived or released, (f) resolution of the Disputed Claims, (g) allowance of certain Claims, (h) indemnification obligations, (i) exculpation and release of various Persons as set forth in the Plan and (j) the various injunctions set forth in the Plan.

(9)           Fed. R. Bankr. P. 3016(a).  The Plan is dated and identifies the entity submitting it, thereby satisfying Bankruptcy Rule 3016(a).

(10)         Fed. R. Bankr. P. 3016(c).  The Plan describes in specific and conspicuous language all acts to be enjoined that are not otherwise enjoined under the Bankruptcy Code and entities that would be subject to the injunction under the Plan, thereby satisfying Bankruptcy Rule 3016(c).

O.           Proponents’ Compliance with Bankruptcy Code (11 U.S.C. § 1129(a)(2)).  The Debtors have complied with the applicable provisions of the Bankruptcy Code, the Bankruptcy Rules, the Solicitation Procedures Order, and all other orders of this Bankruptcy Court, thereby satisfying section 1129(a)(2) of the Bankruptcy Code.  Specifically, the Debtors are proper debtors under section 109 of the Bankruptcy Code and the Debtors are proper proponents of the Plan under section 1121 of the Bankruptcy Code.

P.           Plan Proposed in Good Faith (11 U.S.C. § 1129(a)(3)).  The Debtors have proposed the Plan in good faith and not by any means forbidden by law, thereby satisfying section 1129(a)(3) of the Bankruptcy Code.  In determining that the Plan has been proposed in good faith, the Bankruptcy Court has examined the totality of the circumstances surrounding the filing of the Chapter 11 Cases, the formulation of the Original Plan, all modifications thereto, and the Plan.  See Bankruptcy Rule 3020(b).  The Chapter 11 Cases were filed, and the Original Plan and all modifications thereto were proposed, with the legitimate and honest purpose of liquidating and maximizing the value of the Debtors’ Estates and the recovery to holders of Claims.

Q.           Payments for Services or Costs and Expenses (11 U.S.C. § 1129(a)(4)).  Any payment made or to be made by the Debtors for services or for costs and expenses in connection with the Chapter 11 Cases prior to the Confirmation Date, including administrative expense and substantial contribution claims under sections 503 and 507 of the Bankruptcy Code, or in connection with the Plan and incident to the Chapter 11 Cases, either has been approved by or is subject to the approval of the Bankruptcy Court as reasonable, thereby satisfying section 1129(a)(4) of the Bankruptcy Code.

R.           Directors, Officers, and Insiders (11 U.S.C. § 1129(a)(5)).  The Debtors have complied with section 1129(a)(5) of the Bankruptcy Code and have disclosed the identity of the Designated Officers.  Leon Szlezinger, of Mesirow Financial Consulting, LLP, who has served prior to the Effective Date as Financial Advisor to the Creditors’ Committee, shall serve as the Chief Designated Officer appointed pursuant to section 303 of the Delaware Corporate Code pursuant to the terms of the Plan and the Confirmation Order.  In addition, William F. Garrett, William H. Hardman, Jr., and Donald C. Walker may each serve as Designated Officers appointed pursuant to section 303 of the Delaware Corporate Code.  Mr. Szlezinger is not an insider of the Debtors as such term is defined under section 101(31) of the Bankruptcy Code.  Messrs. Garrett, Hardman and Walker are each insiders of the Debtors as such term is defined under section 101(31), having served prior to the Effective Date as the Debtors’ President and Chief Executive Officer (in the case of Mr. Garrett), Executive Vice President and Chief Financial Officer (in the case of Mr. Hardman) and Executive Vice President and Chief Operating Officer (in the case of Mr. Walker).  The terms and conditions of the employment of Messrs. Szlezinger, Garrett, Hardman and Walker as the Designated Officers, including the Designated Officers’ obligations, powers and rights and the nature of any compensation to be paid thereto, are fully and adequately disclosed in the Plan.  The appointment of the Designated Officers is consistent with the interests of holders of Claims and with public policy.

S.           No Rate Changes (11 U.S.C. § 1129(a)(6)).  Section 1129(a)(6) of the Bankruptcy Code is satisfied because the Plan does not provide for any change in rates over which a governmental regulatory commission has jurisdiction.

T.           Best Interests Test (11 U.S.C. § 1129(a)(7)).  The Plan satisfies section 1129(a)(7) of the Bankruptcy Code.  The Disclosure Statement and the other evidence proffered or adduced at the Confirmation Hearing (1) are persuasive and credible, (2) have not been controverted by other evidence or challenged in any objections to the Plan, (3) are based upon reasonable and sound assumptions and (4) establish that each holder of a Claim or Interest in an impaired Class that has not accepted the Plan will receive or retain under the Plan, on account of such Claim or Interest, property of a value, as of the Effective Date, that is not less than the amount that such holder would receive if the Debtors were liquidated under Chapter 7 of the Bankruptcy Code on such date.

U.           Acceptance by Certain Classes (11 U.S.C. § 1129(a)(8)).  Class 1 (GMAC Claim), Class 2 (General Secured Claims), Class 3 (Priority Non-Tax Claims) and Class 4 (Indemnification Claims) are unimpaired by the Plan, and, under section 1126(f) of the Bankruptcy Code, are conclusively presumed to have accepted the Plan.  Class 5 (Convenience Claims) and Class 6 (General Unsecured Claims) have voted to accept the Plan.  No holders of Class 7 (Reclamation Settlement Claims) cast ballots accepting or rejecting the Plan, therefore Class 7 is deemed not to exist for voting purposes pursuant to the Solicitation Procedures Order. Holders of Interests in Class 8 (Interests) will receive no distribution under the Plan and are deemed to reject the Plan pursuant to section 1126(g) of the Bankruptcy Code.  Although section 1129(a)(8) of the Bankruptcy Code has not been satisfied with respect to Class 8 (Interests), the Plan nevertheless is confirmable because it satisfies section 1129(b) of the Bankruptcy Code with respect to that Class.

V.           Treatment of Administrative, Priority Tax Claims and Priority Non-Tax Claims (11 U.S.C. § 1129(a)(9)).  The treatment of Administrative Claims, Priority Tax Claims and Priority Non-Tax Claims under the Plan satisfies the requirements of section 1129(a)(9)(A) and (B) of the Bankruptcy Code, and the treatment of Priority Tax Claims under the Plan satisfies the requirements of section 1129(a)(9)(C) of the Bankruptcy Code.

W.           Acceptance by Impaired Class (11 U.S.C. § 1129(a)(10)).  Class 5 (Convenience Claims) and Class 6 (General Unsecured Claims) in these Chapter 11 Cases are impaired Classes of Claims that have voted to accept the Plan.  Although Class 6 (General Unsecured Claims) includes “insiders,” the Voting Report establishes that Class 6 (General Unsecured Claims) overwhelmingly accepted the Plan without giving effect to any insider votes, thus the Plan satisfies section 1129(a)(10) of the Bankruptcy Code.  No holders of Class 7 (Reclamation Settlement Claims) cast ballots voting to accept or reject the Plan.  Therefore, pursuant to the Solicitation Procedures Order, Class 7 (Reclamation Settlement Claims) is deemed not to exist for voting purposes.

X.           Feasibility (11 U.S.C. § 1129(a)(11)).  The Plan satisfies section 1129(a)(11) of the Bankruptcy Code.  The Plan provides for a liquidation of the Debtors’ Residual Assets and distributions of Cash and other property to holders of Allowed Claims in accordance with the priority scheme of the Bankruptcy Code and the terms of the Plan.  The Disclosure Statement and the evidence proffered or adduced at the Confirmation Hearing (1) are persuasive and credible, (2) have not been controverted by other evidence and (3) establish that the Plan is feasible.

Y.           Payment of Fees (11 U.S.C. § 1129(a)(12)).  The Debtors have paid or, pursuant to Sections 4.1 and 15.1 of the Plan, will pay, on the Effective Date, or as soon thereafter as practicable, all fees due and payable under 28 U.S.C. § 1930, thereby satisfying section 1129(a)(12) of the Bankruptcy Code.

Z.           Continuation of Retiree Benefits (11 U.S.C. § 1129(a)(13)).  The Debtors have no obligations with respect to any retiree benefits (as defined in section 1114 of the Bankruptcy Code).  Accordingly, the requirements of section 1129(a)(13) of the Bankruptcy Code are satisfied.

AA.            Section 1129(b)/Confirmation of the Plan over Nonacceptance of Impaired Classes.  Class 8 (Interests) in these Chapter 11 Cases is an impaired Class of Interests that is deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code.  The Plan may be confirmed under section 1129(b) of the Bankruptcy Code notwithstanding the deemed rejection of the Plan by Class 8 (Interests) because (1) all of the requirements of section 1129(a) of the Bankruptcy Code, other than section 1129(a)(8) of the Bankruptcy Code with respect to such Class, have been satisfied and (2) with respect to Class 8 (Interests) in these Chapter 11 Cases, there is no Class junior to Class 8 (Interests) and, thus, no junior Class will receive or retain any property under the Plan and no Class senior to Class 8 (Interests) is receiving property under the Plan with a value in excess of the allowed amount of such Claims.  Accordingly, the Plan is fair and equitable and does not discriminate unfairly, as required by section 1129(b) of the Bankruptcy Code.

BB.           Principal Purpose of Plan (11 U.S.C. § 1129(d)).  The principal purpose of the Plan is not the avoidance of taxes or the avoidance of the application of section 5 of the Securities Act of 1933 (15 U.S.C. § 77e).

CC.           Modifications to the Plan.  Any and all modifications to the Plan set forth herein (the “Plan Modifications”) constitute technical changes and do not materially adversely affect or change the treatment of any Claims or Interests.  Accordingly, pursuant to Bankruptcy Rule 3019, the Plan Modifications do not require additional disclosure under section 1125 of the Bankruptcy Code or resolicitation of votes under section 1126 of the Bankruptcy Code, nor do they require that holders of Claims be afforded an opportunity to change previously cast acceptances or rejections of the Plan.  The Plan Modifications are as follows:

(i)           Section 3.7 (Class 7 – Reclamation Settlement Claims) is hereby modified to delete Claim no. 140 of C.H. Patrick & Company, Inc., Claims 231, 235 and 237 of Parkdale Mills, Inc. and Claims 233, 236 and 238 of Parkdale America, LLC from the definition of “Reclamation Settlement Claims.”

(ii)           Section 5.3 (Class 7 – Reclamation Settlement Claims) is hereby deleted in its entirety and replaced by the following:

5.3           Class 7– Reclamation Settlement Claims.  As soon as reasonably practicable after the Effective Date, the Reclamation Settlement Claims, in full satisfaction, settlement, release and discharge of and in exchange for such Reclamation Settlement Claims, shall be paid as set forth below.  Other than the payments detailed below, the Reclamation Settlement Claims shall receive no other or further distributions under the Plan.

5.3.1.                      Parkdale America, LLC shall receive: $271,796.00 on account of its Claims allegedly entitled to administrative priority under section 503(b)(9) of the Bankruptcy Code, which amount represents payment for one hundred percent (100%) of the agreed amount of invoices of Parkdale America, LLC for goods received by the Debtors in the twenty (20) days prior to the Petition Date; plus $67,426.49 on account of its Claims allegedly entitled to reclamation rights pursuant to section 546(c)(1) of the Bankruptcy Code, which amount represents payment for twenty-five percent (25%) of the agreed amount of invoices of Parkdale America, LLC for goods received by the Debtors between 21 and 45 days prior to the Petition Date.

5.3.2.                      Parkdale Mills, Inc. shall receive: $438,768.96 on account of its Claims allegedly entitled to administrative priority under section 503(b)(9) of the Bankruptcy Code, which amount represents payment for one hundred percent (100%) of the agreed amount of invoices of Parkdale Mills, Inc. for goods received by the Debtors in the twenty (20) days prior to the Petition Date; plus $200,583.45 on account of its Claims allegedly entitled to reclamation rights pursuant to section 546(c)(1) of the Bankruptcy Code, which amount represents payment for twenty-five percent (25%) of the agreed amount of invoices of Parkdale Mills, Inc. for goods received by the Debtors between 21 and 45 days prior to the Petition Date.

5.3.3.                      Intentionally blank.

5.3.4.                      Mutual Releases. In consideration of the agreed distributions set forth in each of Sections 5.3.1 through 5.3.2, above, and the compromise of the Reclamation Settlement Claims and Reclamation Objection, the Debtors and each holder of a Reclamation Settlement Claim shall, as of the Effective Date and by and through the Confirmation Order, forever waive and release any and all claims, rights, causes of action, Claims and Causes of Action held (i) by any of the Debtors against such holder of a Reclamation Settlement Claim and (ii) by such holder of a Reclamation Settlement Claim against any of the Debtors.  Such releases shall include, without limitation, the release of any Avoidance Action held by any of the Debtors against each holder of a Reclamation Settlement Claim, as well as the release of any and all Claims held by a holder of a Reclamation Settlement Claim against any of the Debtors, whether filed, unfiled, liquidated, unliquidated, known or unknown, contingent or non-contingent.

5.3.5.                      Intentionally blank.

(iii)           Section 8.4 of the Plan (Advancement and Indemnification Obligations) is hereby deleted in its entirety and replaced by the following:

8.4:           Advancement and Indemnification Obligations.  Any and all advancement and indemnification obligations of the Debtors shall be rejected as of the Effective Date of the Plan, to the extent executory, other than (a) those advancement and indemnification obligations arising under the respective Debtors’ articles or certificate of incorporation or bylaws, including, without limitation, any advancement or indemnification obligation with respect to the service of any present or former officer or director of any Debtor as an officer or director or liquidating trustee of any subsidiary of a Debtor (including of or with respect to the former subsidiary Nautilus International, Inc.), (b) those advancement and indemnification obligations arising under applicable corporate law and (c) those advancement and indemnification obligations provided for by the Plan, the Confirmation Order or any contract, instrument, release, or other agreement or document entered into in connection with the Plan, including but not limited to those obligations set forth in Section 6.4.5.2 of this Plan, each of which shall be assumed (collectively, the “Advancement Obligations”).  From and after the Effective Date, the Merged Debtors shall honor the Advancement Obligations with respect to any of the Debtors’ present or former officers and directors related to any claims or causes of action asserted against any of such present or former officers and directors including, without limitation, Causes of Action set forth on Exhibit C to the Plan asserted by the Committee, any Designated Officer, any of the Debtors or the Merged Debtors.  Any such advancement or reimbursement that is undisputed shall be made promptly upon receipt by the Merged Debtors of a request for such payment or reimbursement; provided, however, that the Merged Debtors shall not dispute any reasonable request under the Advancement Obligations.  The Bankruptcy Court shall have exclusive jurisdiction to resolve any dispute regarding the Advancement Obligations.  Further, the Merged Debtors shall include within the Reserved Funds a cash reserve reflective of potential and (if applicable) asserted claims against any of such present or former officers and directors and related attorneys’ fees and expenses, in an amount that will likely be between $250,000 and $1,750,000, but in any event sufficient to cover any aggregate amount sought or that may be sought against any such present or former officer or director plus anticipated attorneys’ fees and expenses of any of such present or former officers and directors, which amount shall be reserved, replenished as used, and available for purposes of advancement and indemnification of any and all fees, expenses and liabilities incurred by any of the Debtors’ present or former officers and directors in connection with any investigation, assertion, prosecution, or settlement of any rights, Causes of Action or Potential Causes of Action preserved on Exhibit C to this Plan against any of the Debtors’ present or former officers and directors, including but not limited to the Designated Officers. Pursuant to authority granted by the Board of Directors (with Mr. Garrett abstaining) of Delta Mills, Delta Mills shall advance the attorneys' fees and costs incurred by any officer in connection with the matter set forth as item 19 on Exhibit C to this Plan. The Merged Debtors shall join in any request made by any present or former officer or director for approval or authorization by any court of competent jurisdiction (to the extent such court approval or authorization is required) of indemnification and payment of any attorneys’ fees, expenses and liabilities incurred by any such present or former officer or director so long as the act or omission at issue was not the result of fraud or willful misconduct on the part of such officer or director.

(iv)  Exhibit C to the Plan is hereby amended to add the following:

“19.           Any and all rights, Causes of Action and potential Causes of Action against any officer of any of the Debtors relating to any failure to collect from any source unpaid accounts receivable owed by Interamericana Apparel Co., Interamericana Products International, Interamericana Group Corporation, Inc. or one or more related companies.”

(v)           Exhibit C to the Plan is hereby amended to delete the following entities from number 1:
a.           Parkdale America, LLC (unless settled)
b.           Parkdale Mills, Inc. (unless settled)

(vi)           Section 15.8 of the Plan is hereby amended to add the following to the end of such section:

“All Allowed Professional Fee Claims shall be paid by the Merged Debtors as soon as practicable after approval by the Bankruptcy Court.  Because all Allowed Professional Fee Claims shall be paid as Administratve Claims, the carve-out with respect to professional fees under any interim or final Order approving the Final DIP Agreement shall be terminated upon the Effective Date.  GMAC shall have no further obligations with respect to the carve-out after the Effective Date and shall remit to the Merged Debtors funds being held on account of such carve-out, if any.”

(vii)           Section 15.1 of the Plan is hereby amended to add the following to the end of such section:

“Because all such fees shall be paid by the Merged Debtors from funds held by the Merged Debtors, and because the Debtors have paid all such fees due and owing prior to the Effective Date, the carve-out with respect to fees payable pursuant to 28 U.S.C. § 1930 under any interim or final Order approving the Final DIP Agreement shall be terminated upon the Effective Date.  GMAC shall have no further obligations with respect to the carve-out after the Effective Date and shall remit to the Merged Debtors funds being held on account of such carve-out, if any.”

(viii)         Section 4.1 of the Plan is hereby amended to add the following at the end of such section:

“The Debtors shall pay Unifi $80,089.85 on account of Claim no. 221 as soon as practicable after the Effective Date as an Allowed Administrative Claim under the Plan.  Nothing herein shall be deemed in any way to affect, impair or waive the Debtors’ or Merged Debtors’ rights to assert any claim, Cause of Action or potential Cause of Action preserved against Unifi on Exhibit C to the Plan, or Unifi’s right to respond to or defend any such claims, Causes of Action or potential Causes of Action.”

(ix)           Section 6.4.7(a) of the Plan is hereby deleted in its entirety and replaced by the following:

Chief Designated Officer:  $690.00 per hour (subject to annual increases in such hourly rate as increased in the ordinary course of business of Mesirow Financial Interim Management, LLC) with $5,000.00 per month minimum compensation and a maximum annual compensation of $100,000.00 per year.

The Modifications set forth above are not material and do not require resolicitation of the Plan.

DD.           Good Faith Solicitation (11 U.S.C. § 1125(e)).  The Debtors and their agents, representatives, attorneys, and advisors have solicited votes on the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code and the Solicitation Procedures Order and are entitled to the protections afforded by section 1125(e) of the Bankruptcy Code and the exculpation and limitation of liability provision set forth in Section 14.3 of the Plan.

EE.           Rejection of Executory Contracts and Unexpired Leases.  The Debtor has exercised reasonable business judgment in determining whether to assume or reject Executory Contracts and unexpired leases as set forth in Article 8 of the Plan.  Each pre- or post-Confirmation assumption or rejection of an Executory Contract or unexpired lease pursuant to the Plan and assignment, if any, shall be legal, valid and binding upon the Debtors and their assignees or successors and all non-Debtor parties to such Executory Contract or unexpired lease, all to the same extent as if such assumption or rejection had been effectuated pursuant to an appropriate Final Order of the Bankruptcy Court entered before the Confirmation Date under section 365 of the Bankruptcy Code.

FF.           Settlements, Compromises and Releases.  All settlements and compromises embodied in the Plan, including, without limitation, the settlement set forth in Section 5.3 of the Plan with respect to the Reclamation Settlement Claims, the releases provided under Sections 14.5 and 14.6 of the Plan with respect to the Debtors’ releases of certain Causes of Action and certain third parties’ releases of claims and Causes of Action against the Debtors, Merged Debtors, the Creditors’ Committee, each member of the Creditors’ Committee, directors and employees of the Debtors or the Merged Debtors, Designated Officers and Exculpated Persons, and the settlement of the GMAC Objection set forth in Paragraph 3, herein, are each fair, equitable, reasonable and in the best interests of the Debtors and their estates, creditors and interest holders, and such settlements and compromises shall be, and hereby are, effective and binding upon all persons and entities who may have had standing to assert such claims or causes of action.  Pursuant to section 1123(b)(3) of the Code and Bankruptcy Rule 9019(a): (1) the settlements, compromises, releases, discharges, exculpations, and injunctions set forth in the Plan and implemented by this Confirmation Order shall be, and hereby are, approved as equitable, reasonable and in the best interests of the Debtors, the creditors and the interest holders; (2) the classification and manner of satisfying all Claims and Interests and the respective distributions and treatments under the Plan take into account and/or conform to the relative priority rights of the Claims and Interests in each Class; and (3) the settlement, compromise and release of any and all such rights pursuant to the Plan are in the best interests of the Debtors, creditors and interest holders, and shall be, and hereby are, approved as fair, equitable and reasonable.  All settlement and compromises of claims and causes of action against non-Debtor entities that may be embodied in the Plan are hereby approved as fair, equitable, reasonable and in the best interests of the Debtors, creditors and interest holders and shall be, and hereby are, effective and binding on each holder of a Claim and/or Interest who has accepted or who has been deemed to accept the Plan and no such holder of a Claim shall possess such standing to assert such claims or causes of action after the Effective Date.

GG.           Conditions to Confirmation and Effective Date; Waiver of Conditions.  The conditions to confirmation set forth in Section 13.1 of the Plan have been satisfied, waived or will be satisfied by entry of this Confirmation Order.  The conditions to the Effective Date set forth in Section 13.2 of the Plan are reasonably likely to be satisfied.  Pursuant to Section 13.3 of the Plan, each of the conditions set forth in the Plan may be waived in whole or part by the Debtors without any other notice to parties in interest or the Bankruptcy Court and without hearing.  The failure to satisfy or waive any condition to Confirmation or the Effective Date may be asserted by the Debtors regardless of the circumstances giving rise to the failure of such condition to be satisfied.  The failure of the Debtors to exercise any of the foregoing rights shall not be deemed a waiver of any other rights, and each such right shall be deemed an ongoing right that may be asserted at any time.

HH.           Retention of Jurisdiction. The Bankruptcy Court properly may retain jurisdiction over the matters set forth in Article 16 of the Plan; provided, however, nothing in the Plan or this Confirmation Order shall be effective to expand the jurisdiction of the Bankruptcy Court following the occurrence of the Effective Date beyond that jurisdiction which is provided for in section 1142 of the Bankruptcy Code, 28 U.S.C. § 157 and/or 28 U.S.C. § 1334.

II.           Election Pursuant to 11 U.S.C. § 1111(b).  No secured creditor has elected the treatment provided by section 1111(b) of the Bankruptcy Code.

JJ.           Merger.  Pursuant to section 1123(a)(5) of the Bankruptcy Code, both DLWI and Marketing shall be merged into Delta Mills (the “Merged Debtors”), effective as of the Effective Date.  No creditor has objected to such merger, or to the “substantive consolidation” of the Debtors’ estates, and no creditor will be adversely affected thereby.  The merger benefits all creditors by eliminating the expense necessary to the resolution of the characterization of intercompany claims.  No creditor has demonstrated, or even suggested reliance on the separateness of the Debtor entities.  Notwithstanding any requirements of otherwise applicable non-bankruptcy law, such merger shall be effective as of the Effective Date.  Such merger shall not affect any Lien held against any of the Assets.  Further, on the Effective Date, the Claims against each Debtor shall be treated as Claims against the Assets of the Merged Debtors, duplicate Claims filed against more than one Debtor (to the extent duplicative) and intercompany Claims shall be eliminated, and no claimant shall be allowed more than a single Claim arising from any one transaction.  As set forth in Section 6.4.4 of the Plan and pursuant to section 1123(a)(5) of the Bankruptcy Code, the Designated Officers shall have the authority to take any and all actions necessary to effect this merger without any further board of director, stockholder, or other approval and notwithstanding any requirements of otherwise applicable non-bankruptcy law including (as necessary or appropriate) the filing of notice of this order with the Secretary of State of the State of Delaware, the Secretary of State of the State of South Carolina and any other governmental agency or office.

KK.           Gastgeb Objection.  By a paper writing possibly dated “7 8 7”, Wayne R. Gastgeb, asserted an objection to the Plan without offering further basis or explanation other than “giving up is giving in.”  The objection appears to be an objection to the Debtors’ liquidation.  The Debtors have not been able to identify Mr. Gastgeb as a creditor or party in interest in the Chapter 11 Cases.  As set forth in the Plan and the Disclosure Statement and as shown by the foregoing findings and conclusions, the Debtors’ believe that liquidation is in the best interest of all stakeholders.  The Gastgeb Objection is overruled and denied.

ACCORDINGLY, THE BANKRUPTCY COURT HEREBY ORDERS THAT:

1.           Confirmation.  The Plan, including all exhibits and attachments to the Plan, and the Plan Modifications (which all are hereby incorporated into and constitute a part thereof), is approved and confirmed under section 1129 of the Bankruptcy Code.  The terms of the Plan, all exhibits and attachments thereto, and the Plan Modifications are incorporated by reference into and are an integral part of this Confirmation Order.

2.           Objections.  The objections to confirmation of the Plan that have not been withdrawn, waived, or settled, and all reservations of rights therein, are overruled on the merits, including, without limitation, the Gastgeb Objection and, to the extent not settled herein, the GMAC Objection and Unifi Objection.

3.           Settlement of the GMAC Objection.  The GMAC Objection is hereby resolved by the language set forth below, which is incorporated into and made a part of this Confirmation Order.  Upon entry of the Confirmation Order, the GMAC Objection shall be deemed withdrawn.

Notwithstanding anything to the contrary contained in the Plan, this Confirmation Order or otherwise, in settlement of GMAC’s objection to the confirmation of the Plan:

(i) Subject to subparagraph (ii) below, GMAC shall be entitled to retain and hold, as cash collateral for the prompt payment and performance of any Obligations or Factoring Obligations (as such terms are defined in the Final DIP Agreement), the approximate amount of $2.8 million of Delta Mills’ funds currently held by GMAC on the Confirmation Date (plus any interest accruing thereon for so long as such funds remain in GMAC’s possession as cash collateral for such obligations) (the “Retained Cash Collateral”).  The amount of the Retained Cash Collateral shall continue to accrue and include interest in accordance with GMAC’s current practice, at GMAC’s “Matured Funds Rate”, which is the prime rate (as announced from time to time by Bank of America N.A.) minus three (3%) percent.  Subject to subparagraph (iv) below, GMAC shall, to the extent permitted under the Final DIP Agreement, the Factoring Agreements, the Financing Agreements (as each term is defined in the Final DIP Agreement) and the Order approving the Final DIP Agreement (the “Financing Order”), be entitled to charge to and be promptly paid from such Retained Cash Collateral in respect of any Obligations or Factoring Obligations.  The Retained Cash Collateral shall be paid by GMAC to the Merged Debtors upon the first to occur of (1) the entry of a final order by the Bankruptcy Court after conclusion of the Adversary Proceeding (defined below) determining that all Obligations and Factoring Obligations, including, without limitation, such Obligations arising from the Reserved Claims (as defined below), have been indefeasibly paid and satisfied in full in accordance with the terms of the Final DIP Agreement and the Financing Order, it being understood that nothing in this clause shall prohibit any party from seeking a stay of enforcement of any final order pending appeal, or (2) written agreement between the Merged Debtors (or their authorized representative, successors or assigns) and GMAC providing for such payment;

(ii)           Within 14 days from the entry date of the Confirmation Order, GMAC will conduct an analysis of all payments received by GMAC from the Debtors’ account debtors within the last 2 years and 90 days from the entry date of the Confirmation Order to ascertain any potential preference or similar claims that could be asserted against GMAC (collectively, the “Potential Preference Claims”).  If GMAC determines that there is no such exposure, then it shall promptly remit $1.1 million of the $2.8 million Retained Cash Collateral to the Merged Debtors, and the new amount of Retained Cash Collateral (after giving effect to the return of the $1.1 million in accordance with this subparagraph) shall not exceed $1.7 million (plus interest accrued to and accruing after the date the $1.1 million is so remitted).  If GMAC determines that such potential exposure is less that $1.1 million but greater than zero, GMAC and the Merged Debtors will use their good faith efforts to agree to GMAC returning a portion of the $1.1 million of the Retained Cash Collateral to the Merged Debtors for distribution to Holders of Claims in Class 6 of the Plan; provided, that, if GMAC and the Merged Debtors cannot agree on the proper amount of such Retained Cash Collateral to reserve, then the Bankruptcy Court shall have exclusive jurisdiction and shall promptly determine the appropriate reserve amount between $0 and $1.1 million;

(iii)           Except as expressly provided for herein and in subparagraph (iv) below, GMAC, in its capacities as Factor, Agent and Lender (as such terms are defined in the Final DIP Agreement) and all other Lenders and their respective participants, officers, directors, agents, attorneys and predecessors-in-interest (“Releasees”) shall, in accordance with Section 4.5 of the Financing Order, entered October 31, 2006 (D.I. 89), be released from any and all obligations, liabilities, actions, duties, responsibilities and causes of action in respect of events that occurred on or prior to the Confirmation Date arising from or ocurring in connection with or related to the Financing Agreements, the Factoring Agreements (as each is defined in the Final DIP Agreement) and/or the Financing Order, provided, however, that nothing in this paragraph 3 shall release the Releasees or be deemed to be a release of the Releasees with respect to any claims, defenses, counterclaims, offsets or third party claims of any Person or Persons related to or arising in connection with any of the Reserved Claims;

(iv)           Notwithstanding the foregoing, the Releasees are not released from the following (the “Reserved Claims”) (a) the causes of action alleged by Delta Mills in Adversary Proceeding No. 07-51707 contained in the Amended Complaint, dated October __, 2007 (the “Adversary Proceeding”) relating to Interamericana up to an aggregate amount not to exceed $1.4 million (plus any applicable interest); (b) the other claims and causes of action set forth in the Amended Complaint in the Adversary Proceeding (other than claims seeking injunctive relief respecting attorneys’ fees and expenses which are addressed in clause (c) below) subject to the terms of this paragraph, up to an aggregate amount not to exceed $600,000, plus charges to the Debtors’ accounts with GMAC that had not been posted by GMAC as of September 4, 2007; and (c) any causes of action alleged by Delta Mills in the Adversary Proceeding that none of the Debtors is obligated to pay GMAC post-petition fees and/or expenses related to defending against the Adversary Proceeding accruing after September 4, 2007, and which are charged against the Merged Debtors (except that the Debtors and the Merged Debtors, together with any other party acting on their behalf, waive the right to request in the Adversary Proceeding or in any other proceeding that the Bankruptcy Court enjoin GMAC from using the Retained Cash Collateral to pay such attorneys’ fees and expenses pending a determination by the Bankruptcy Court of GMAC’s right to do so, which determination may occur at Delta Mills’ request, but only after the Bankruptcy Court’s final disposition or resolution of the Adversary Proceeding, and GMAC agrees that, if the Bankruptcy Court so determines that the Debtors or Merged Debtors are not obligated for all or part of such attorneys’ fees and expenses, GMAC shall repay Delta Mills the amount so determined by the Bankruptcy Court not to be the obligation of the Debtors or Merged Debtors);

(v)           As against the Debtors, the Merged Debtors and the Exculpated Persons, GMAC waives any and all claims, causes of action, remedies, rights, defenses, liens and interests except (A) any claims that GMAC may have with respect to any Potential Preference Claims, as set forth in clause (ii) above, (B) any claims that GMAC may have that the Debtors or the Merged Debtors are required to pay GMAC’s attorneys’ fees, expenses and costs related to any Potential Preference Claims and/or the Adversary Proceeding, (C) any claims, rights, defenses, counterclaims, offsets, and/or third party claims that GMAC may have relating to any of the Reserved Claims, and (D) any and all claims, liens, interests, rights and remedies that GMAC has or may have in and to the Retained Cash Collateral for repayment of the Obligations and the Factoring Obligations.  GMAC agrees that any recovery that it obtains with respect to any of the matters described in (A), (B) or (D) or the claims, rights or counterclaims described in (C) as against the Debtors and the Merged Debtors (but not as against any other party) of the immediately preceding sentence will be limited to the Retained Cash Collateral.  Nothing in this paragraph 3 constitutes a waiver by the Debtors or the Merged Debtors of any defense that any of them may have with respect to any of the matters described in (A), (B), (C) or (D) of the first sentence of this subparagraph (v).

(vi)          Nothing contained in this Confirmation Order or the Plan shall waive, enjoin, release or prejudice, or be deemed to waive, enjoin, release or prejudice, any of GMAC’s rights, claims, counterclaims, liens, offsets, interests or defenses against any Person other than the Exculpated Persons, the Debtors and the Merged Debtors (except as set forth in subparagraph (v), above).

4.           Provisions of Plan and Order Non-severable and Mutually Dependent.  The provisions of the Plan and this Confirmation Order, including the findings of fact and conclusions of law set forth herein, are nonseverable and mutually dependent.

5.           Plan Classification Controlling.  The classification of Claims and Interests for purposes of the distributions to be made under the Plan shall be governed solely by the terms of the Plan.  The classifications set forth on any Ballots tendered to or returned by the holders of Claims in connection with voting on the Plan (a) were set forth on such Ballots or supplemental Ballots solely for purposes of voting to accept or reject the Plan, (b) do not necessarily represent, and in no event shall be deemed to modify or otherwise affect, the actual classification of such Claims under the Plan for distribution purposes, (c) may not be relied upon by any holder of a Claim in these Chapter 11 Cases as representing the actual classification of such Claims under the Plan for distributions purposes, and (d) shall not be binding on the Estates, the Debtors, the Merged Debtors or the Designated Officers.

6.           Effects of Confirmation; Immediate Effectiveness; Successors and Assigns.  The Bankruptcy Court authorizes the Debtors to consummate the Plan after entry of this Confirmation Order.  Subject to the occurrence of the Effective Date as provided in Section 13.2 of the Plan, and notwithstanding any otherwise applicable law, immediately upon the entry of this Confirmation Order, the terms of the Plan (including all exhibits and attachments thereto, the Plan Modifications and all documents and agreements executed pursuant to the Plan) and this Confirmation Order shall be binding on (a) the Debtors, (b) all holders of Claims against and Interests in any of the Debtors, whether or not impaired under the Plan and whether or not, if impaired, such holders accepted the Plan, (c) each Person acquiring property under the Plan, (d) any other party-in-interest, (e) any Person making an appearance in these Chapter 11 Cases, and (f) each of the foregoing’s respective heirs, successors, assigns, trustees, executors, administrators, affiliates, officers, directors, agents, representatives, attorneys, beneficiaries, or guardians.  Upon the occurrence of the Effective Date, the Plan shall be deemed substantially consummated under sections 1101 and 1127(b) of the Bankruptcy Code.

7.           Approval of the Settlement of the Reclamation Settlement Claims.  The settlement set forth in Section 5.3 of the Plan (as modified herein by the Plan Modifications) with respect to the Reclamation Settlement Claims is hereby approved.

8.           Cancellation of the Common Stock.  On the Effective Date, the Common Stock shall be deemed cancelled and all Interests in any of the Debtors with respect thereto shall be deemed to be extinguished, and no holder of any Interest shall have any dissenter’s or similar rights with respect to any action taken by the Debtors or Merged Debtors pursuant to the provisions of the Plan or this Confirmation Order including, without limitation, the merger of DLWI and Marketing into Delta Mills.  As of the Effective Date, the Merged Debtors’ charter shall be deemed amended to prohibit the issuance of non-voting securities in accordance with section 112(a)(6) of the Bankruptcy Code.

9.           Appointment of and Authority of the Designated Officers.  Leon Szlezinger is hereby appointed as of 12:01 a.m. on the Effective Date as the Chief Designated Officer under the Plan pursuant to authority granted by the Bankruptcy Code and, to the extent applicable, Section 303 of the Delaware Corporate Code, and William F. Garrett, William H. Hardman, Jr. and Donald C. Walker are hereby appointed as of 12:01 a.m. on the Effective Date as Designated Officers under the Plan pursuant to authority granted by the Bankruptcy Code and, to the extent applicable, Section 303 of the Delaware Corporate Code.  The Designated Officers are hereby authorized to carry out all duties as set forth in the Plan and this Confirmation Order including the following:

(1)           To maintain accounts, to make distributions to holders of Allowed Claims provided for or contemplated by the Plan; and take other actions consistent with the Plan and the implementation thereof, including the establishment, re-evaluation, adjustment and maintenance of appropriate Reserved Funds;

(2)           To litigate to judgment, settle or withdraw any objection to Claims pending on the Confirmation Date, and to object to those Administrative Claims arising on or after December 15, 2006 through the Confirmation Date;

(3)           To enforce the Debtors’ or Merged Debtors’ rights as related to the Pre-Confirmation Sales Orders; the Asset Purchase Agreement Between Delta Mills and Fox; the Asset Purchase Agreement Between Delta Mills and Greystone; the Asset Purchase Agreement Between Delta Mills and Schwarz; and the Asset Purchase Agreement Between Delta Mills and Gibbs;

(4)           To sell the Residual Assets as necessary or desirable in their sole and absolute discretion and, to the extent applicable, in accordance with the Bidding Procedures;

(5)           To execute any and all documents and perform any and all acts necessary and appropriate to consummate the sale of any of the Residual Assets;

(6)           To make decisions regarding the retention or engagement of Professionals, employees, independent contractors and consultants and to pay the fees and charges incurred by the Designated Officers on or after the Effective Date for fees and expenses of Professionals, disbursements, expenses or related support services relating to the winding down of the Merged Debtors and implementation of the Plan;

(7)           To (i) seek a determination of tax liability under section 505 of the Bankruptcy Code, (ii) pay taxes, if any, related to the Debtors or Merged Debtors or the sale of non-Cash Assets of the Debtors or Merged Debtors, (iii) file, if necessary, any and all tax and information returns, (iv) make tax elections, and (v) pay taxes, if any, payable by the Estates;

(8)           To invest Cash as deemed appropriate in Eligible Investments;

(9)           To collect any accounts receivable or other claims of the Debtors or Merged Debtors or the Estates not otherwise disposed of pursuant to the Plan or the Confirmation Order;

(10)           To implement and/or enforce all provisions of this Plan, including entering into any agreement or executing any document required by or consistent with the Plan and the Confirmation Order and perform all of the Debtors’ and the Merged Debtors’ obligations thereunder;

(11)           To abandon in any commercially reasonable manner, including abandonment or donation to a charitable organization (as such term is described in Internal Revenue Code section 501(c)(3), whose contributions are deductible under Internal Revenue Code section 170) of their choice, any Assets that are of no benefit to the Estates, including any Cash remaining after Final Distributions to holders of Allowed Claims under this Plan;

(12)           To prosecute and/or settle and/or abandon the Causes of Action, to the extent preserved on Exhibit C to the Plan (as modified by the Confirmation Order), and exercise, participate in or initiate any such proceeding before the Bankruptcy Court or any other court of appropriate jurisdiction and participate as a party or otherwise in any administrative, arbitrative or other nonjudicial proceeding and pursue to settlement or judgment (and if desired, appeal) such actions;

(13)           To retain, or cancel and cash out (except with respect to coverage for directors and officers of the Debtors or Merged Debtors), any and all insurance policies of the Debtors or Merged Debtors providing coverage with respect to Claims and purchase or create and carry all insurance policies and pay all insurance premiums and costs the Debtors or Merged Debtors deem necessary or advisable;

(14)           To collect, liquidate and/or distribute all Assets pursuant to the Plan and the Confirmation Order and administer the winding down of the Debtors’ or Merged Debtors’ affairs;

(15)           To dissolve, without any further board of director, stockholder, or other approval, and without compliance with any requirements of otherwise applicable non-bankruptcy law, the Merged Debtors at any time after the Final Distribution Date;

(16)           To take any and all actions necessary to effect the merger of the Debtors and/or the dissolution of the Merged Debtors without any further board of director, stockholder or other approval;

(17)           To take all other actions not inconsistent with the provisions of the Plan or Confirmation Order which the Debtors or Merged Debtors deem reasonably necessary or desirable with respect to administering the Plan; and

(18)           To exercise such other powers as may be vested in or assumed by the Debtors or the Merged Debtors pursuant to the Plan, the Confirmation Order, or other Orders or as may be necessary and proper to carry out the provisions of the Plan.

10.           Designated Officers, Professional Compensation and Exculpation.  The Designated Officers shall be compensated as set forth in Section 6.4.7 of the Plan.  Any professionals retained by the Merged Debtors shall be entitled to reasonable compensation for services rendered and reimbursement of expenses, subject to approval by the Designated Officers.  The payment of fees and expenses of the Designated Officers and the Merged Debtors’ professionals shall be made in the ordinary course of business in accordance with the Plan, and shall be paid in cash from any amounts held by the Merged Debtors.  Further, the Designated Officers are granted exculpation pursuant to Section 6.4.5.1 of the Plan with respect to any acts or omissions taken on behalf of the Merged Debtors in such capacity, except insofar as those acts or omissions constitute fraud, willful misconduct or gross negligence, and the Designated Officers are entitled to indemnification pursuant to Section 6.4.5.2 of the Plan with respect to any acts or omissions taken on behalf of the Merged Debtors in such capacity, except insofar as those acts or omissions constitute bad faith, willful misconduct, gross negligence, willful disregard of his or her duties as a Designated Officer or willful material breach of the Plan or Confirmation Order.

11.           Vesting of Assets and Retention of Claims Belonging to the Debtors.  Except as otherwise explicitly provided in the Plan or this Confirmation Order, on the Effective Date all of the Assets comprising the Estates, including, without limitation, those Causes of Action preserved under the Plan by their inclusion on Exhibit C to the Plan (as modified herein by the Plan Modifications), shall revest in the Merged Debtors to the same extent such Assets were held by the Estates, free and clear of all Claims, Liens, charges, encumbrances, rights and Interests of Creditors and Interest holders, and, to the extent applicable, shall no longer constitute cash collateral under the Final DIP Agreement or any interim or final Order approving the Final DIP Agreement, except for the lien of GMAC on the Retained Cash Collateral (as described in paragraph 3, above).  As of the Effective Date, the Merged Debtors may distribute cash, pay expenses (including professional fees), use, acquire, and dispose of property and settle and compromise Claims subject only to those restrictions expressly imposed by the Plan and this Confirmation Order and without further notice or Bankruptcy Court approval.  Any and all restrictions on any such payments, use, sales or leases imposed by any interim or final Order approving the Final DIP Agreement are hereby terminated.  As of the Effective Date, the Merged Debtors may prosecute, settle, abandon or otherwise dispose of the Causes of Action preserved under the Plan by their inclusion on Exhibit C to the Plan.

12.           Causes of Action.  The releases of certain Causes of Action as set forth in Section 14.2 of the Plan are hereby approved, and all Causes of Action are hereby waived and released as of the Effective Date, except to the extent that (a) a Cause of Action is listed as preserved on Exhibit C hereto or (b) they may be asserted as defenses, setoffs, counterclaims, or as a bar to distribution under section 502(d) with respect to any Claim that would otherwise receive a distribution under the Plan.  As of the Effective Date, the exclusive right to pursue, waive or release any existing or potential Avoidance Actions and Causes of Action not waived or released under the Plan or this Confirmation Order, or not previously waived or released by the Debtors or the Merged Debtors pursuant to any Final Order, shall be reserved to the Merged Debtors.

13.           Sales by the Merged Debtors Free and Clear of Liens.  Unless otherwise agreed by the Debtors or the Merged Debtors and the transferee of a particular Asset in writing, the sale or other disposition of any Assets by the Debtors or the Merged Debtors in accordance with the Plan, this Confirmation Order, and/or the Bidding Procedures after the Effective Date shall, pursuant to applicable law, including without limitation sections 105, 363, 365, 1123, 1129, 1141, 1142, and 1146(c) of the Bankruptcy Code, be free and clear of any and all Liens, Claims, Interests and encumbrances.

14.           Resignation of Officers and Directors.  On the Effective Date, upon the appointment of the Designated Officers, the respective members of the Debtors’ boards of directors and the officers of the respective Debtors shall be deemed to have resigned.  All powers and authority vested before the Effective Date in the Debtors’ respective boards of directors and officers shall be vested in the Designated Officers as the Effective Date and they shall be representatives of the Debtors and/or the Merged Debtors and the Estate and officers of the Debtors and/or the Merged Debtors.

15.           Dissolution of Creditors’ Committee.  From and after the Effective Date, the Creditors’ Committee shall be dissolved and shall have no further rights or obligations and the appointments of its members shall be terminated.

16.           Rejection of Executory Contracts and Unexpired Leases.  Except as otherwise provided in the Plan or this Confirmation Order, effective upon the Confirmation Date, all Executory Contracts which have not otherwise been rejected by the Debtors prior to the Confirmation Date shall be deemed rejected except: (a) any Executory Contract that is the subject of a separate motion to assume or assume and assign filed pursuant to section 365 of the Bankruptcy Code by the Debtors before the Effective Date, provided, however, that upon denial or withdrawal of any such motion, such Executory Contract shall automatically be rejected as if rejected hereunder as of the Effective Date; (b) all Executory Contracts assumed by Order entered before the Confirmation Date and not subsequently specifically rejected pursuant to an Order; (c) any indemnification or advancement obligation assumed pursuant to Section 8.4 of the Plan, (d) any Executory Contract set forth on Exhibit B to the Plan, which shall be either assumed (if so noted on Exhibit B) or deemed rejected  by the Merged Debtors on the date set forth on Exhibit B, and (e) any agreement, obligation, security interest, transaction or similar undertaking that the Debtors believe is not an Executory Contract that is later determined by the Bankruptcy Court to be an Executory Contract that is subject to assumption or rejection under section 365 of the Bankruptcy Code, which agreements shall be subject to assumption or rejection within thirty (30) days of any such determination.  Any Order entered after the Confirmation Date, after notice and hearing, authorizing the rejection of an Executory Contract shall cause such rejection to be a prepetition breach under sections 365(g) and 502(g) of the Bankruptcy Code, as if such relief were granted and such Order were entered prior to the Confirmation Date.

17.           Rejection Damage Claims.  Persons who are parties to Executory Contracts that are rejected and who timely claim damages by reason of such rejection shall become holders of Class 6 – General Unsecured Claims and shall be treated in the same manner as other holders of Class 6 – General Unsecured Claims.  ALL REJECTION DAMAGE CLAIMS SHALL BE FILED ON OR BEFORE THE LATER OF (A) THIRTY (30) DAYS AFTER THE EFFECTIVE DATE OF ANY REJECTION OF SUCH EXECUTORY CONTRACT, INCLUDING THE EFFECTIVE DATE OF REJECTION FOR CONTRACTS LISTED ON EXHIBIT B TO THE PLAN, OR (B) THE APPLICABLE BAR DATE, OR SHALL BE FOREVER BARRED.

18.           Indemnification Obligations.  As provided in the Plan (including, without limitation, Section 8.4 of the Plan), any and all indemnification obligations of the Debtors pursuant to their respective articles of incorporation, certificate of incorporation, by-law, comparable organizational document or other document or applicable law, to the extent executory, shall be treated as set forth in the Plan as of the Effective Date.  All other obligations to indemnify any party shall be rejected.

19.           Insurance Policies.  Notwithstanding anything to the contrary in the Plan, any insurance policy in effect as of the date of entry of this Confirmation Order that provides insurance coverage to any of the Debtors or Merged Debtors or any of its officers, directors and employees shall remain in effect through its expiration in accordance with the terms and conditions of such policy unless (except for directors’ and officers’ insurance,  as well as any Nautilus products liability insurance policy commencing on or after September 15, 2007, which may not be canceled or terminated) canceled or terminated by the Merged Debtors, in their discretion.  To the extent that any such policies are deemed to be an Executory Contract, the assumption of such policies is hereby approved and the cure amount with respect thereto is $0.00.  Further, in accordance with Section 6.4.6 of the Plan, the Debtors’ and Merged Debtors’ purchase of a one-year extension of the policy period of the Debtors’ directors’ and officers’ liability insurance coverage (the “D&O Policies”), as well as run-off coverage that expires on September 15, 2010 for the D&O Policies is hereby approved.  The Designated Officers are hereby authorized to purchase additional Directors and Officers and/or product liability coverage for the Merged Debtors as they deem necessary.

20.           Exculpation and Limitation of Liability.  The exculpation and limitation of liability provision set forth in Section 14.3 of the Plan is hereby approved in its entirety.  From and after the Effective Date, except as specifically provided in this Confirmation Order, none of the Debtors, the Merged Debtors, the Designated Officers or the Exculpated Persons shall have or incur any liability to any Person for any act or omission on or after the Petition Date in connection with, related to, or arising out of the Chapter 11 Cases, including but not limited to all postpetition negotiations and/or sales of Assets and Residual Assets, the preparation, filing, negotiation, or formulation of the Disclosure Statement, the pursuit of approval of the Disclosure Statement, the preparation, filing, negotiation, or formulation of this Plan, the pursuit of confirmation of the Plan, the consummation of the Plan or the implementation or administration of the Plan or the property to be distributed under the Plan, except for fraud or willful misconduct, and any claim or cause of action relating to such act or omission shall be deemed released, except for: (i) any claim or cause of action against any Exculpated Person arising from the fraud or willful misconduct of that Exculpated Person or (ii) any claim or cause of action against any Professional arising from the gross negligence of that Professional.  In all respects, the Exculpated Persons shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under this Plan; provided, however, that nothing in this Plan shall, or shall be deemed to, release, affect, or limit any of the rights and obligation of the Exculpated Persons from, or exculpate the Exculpated Persons with respect to, any of the Exculpated Persons’ obligations or covenants arising pursuant to the Plan or this Confirmation Order.

21.           Injunction.  The injunction provision set forth in Section 14.4 of the Plan is hereby approved in its entirety.   Except as otherwise provided in the Plan or the Confirmation Order, as of the Confirmation Date, all Entities that have held, hold or may hold a Claim or other debt or liability against any of the Debtors or Interest in any of the Debtors are permanently enjoined from taking any of the following actions against any of the Debtors, the Merged Debtors, the Designated Officers, the Exculpated Persons, the Assets or the Residual Assets on account of any such Claims or Interests: (a) commencing or continuing, in any manner or in any place, any action or other proceeding; (b) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order; (c) creating, perfecting or enforcing any Lien or encumbrance; (d) asserting a setoff of any kind against any debt, liability or obligation due to any of the Debtors to the extent such right of setoff was or could have been asserted on or before the applicable bar date; or (e) commencing or continuing, in any manner or in any place, any action that does not comply with or is inconsistent with the provisions of the Plan; provided, however, that nothing contained herein shall preclude such persons from exercising their rights pursuant to and consistent with the terms of the Plan.

22.           Releases by Debtors.  The Debtors’ releases of certain Causes of Action as set forth in Section 14.5 of the Plan is hereby approved in its entirety.  Except to the extent reserved on Exhibit C to the Plan, or as otherwise provided in the Plan or Confirmation Order, pursuant to section 1123(b)(3)(A) of the Bankruptcy Code and applicable law, as of the Effective Date, in exchange for good and valuable consideration (including, without limitation, the substantial contributions of William F. Garrett, William H. Hardman, Jr. and Donald C. Walker to the success of these Chapter 11 Cases), each of the Debtors and the Estates shall unconditionally release, and hereby are deemed to have waived and released unconditionally, each of the Debtors and the current and former officers and directors of each Debtor, the Designated Officers, and the Exculpated Persons from any and all Causes of Action and assertable Claims, debts, obligations, demands, liabilities, suits, judgments, damages, and rights, whatsoever (other than the right to enforce the obligations under the Plan and the contracts, instruments, releases and other agreements and documents delivered thereunder), whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, then existing or thereafter arising, in law, equity or otherwise that are based in whole or in part upon any act or omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way related to any of the Debtors, the Chapter 11 Cases, the Plan, the Disclosure Statement, any prepetition act or omission and/or the negotiation and sales of any of the Debtors’ Assets; provided, however, that this provision shall not operate as a waiver or release of any right that any party in interest may have under the Plan to object to any Claim or any Interest on or before the applicable Bar Date and shall not otherwise operate as a waiver or release of any objection to Claims or Interests pending as of the Effective Date, regardless of whether such objection was brought by the Debtors or any other party in interest.

23.           Releases of Certain Parties by Certain Holders of Claims.  The release provision set forth in Section 14.6 of the Plan is hereby approved in its entirety.  Except as otherwise provided in the Plan or the Confirmation Order, on the Effective Date, and for good and valuable consideration (including, without limitation, the substantial contributions of William F. Garrett, William H. Hardman, Jr. and Donald C. Walker to the success of these Chapter 11 Cases) each holder of a Claim who voted in favor of the Plan shall be deemed to unconditionally release and forever waive all Claims, debts, obligations, demands, liabilities, suits, judgments, damages, rights and causes of action, whatsoever, other than the right to enforce the obligations under the Plan and the contracts, instruments, releases and other agreements and documents delivered thereunder, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, then existing or thereafter arising, in law, equity or otherwise that are based in whole or in part upon any act, omission, transaction, event, or other occurrence respecting any of the Debtors or their Estates, or in connection with the Chapter 11 Cases, the Plan, the Disclosure Statement, the negotiation and/or sales of any of the Debtors’ Assets, or for any act or omission that occurred or could have occurred on or  prior to the Effective Date against any of (a) the Debtors or the Merged Debtors, (b) the Creditors’ Committee, (c) each member of the Creditors’ Committee, (d) the current or former officers, directors, and employees of any of the Debtors or the Merged Debtors; (e) the Designated Officers; and (f) the Exculpated Persons.  For the avoidance of doubt, nothing in the Plan or the Disclosure Statement shall affect the right to receive a distribution under the Plan of any Creditor or Interest holder who votes to reject the Plan or who fails to vote on the Plan or who otherwise objects to the Plan.

24.           Terms of Injunctions or Stays.  Unless otherwise expressly provided in the Plan or this Confirmation Order, all injunctions or stays arising under or entered during these Chapter 11 Cases under section 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the closing of these Chapter 11 Cases.

25.           General Authorizations.  Each of the Debtors, Merged Debtors and Designated Officers is authorized to execute, deliver, file, or record such contracts, instruments, releases and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement and further evidence the terms and conditions of the Plan.  Each of the Debtors, Merged Debtors and Designated Officers, as well as the Debtors’ or Merged Debtors’ agents and attorneys, is authorized and empowered to issue, execute, deliver, file or record any agreement or document, including notices of the entry of this Order and to take any action necessary or appropriate to implement, effectuate and consummate the Plan in accordance with its terms, or to take any or all corporate actions authorized to be taken pursuant to the Plan without further order of the Bankruptcy Court, and any or all such documents shall be accepted by each of the respective state filing offices and recorded in accordance with their terms and the provisions of state law.

26.           Exemption from Certain Taxes and Recording Fees.  Any transfer of all or any portion of the Assets pursuant to this Plan shall constitute a “transfer under a plan” within the purview of section 1146(a) of the Bankruptcy Code and shall not be subject to any stamp tax or similar tax.

27.           Bar Date for Professional Fee Claims.  Any and all applications for the final allowance of Professional Fee Claims shall be filed with the Bankruptcy Court and served upon counsel to the Merged Debtors, counsel to the Creditors’ Committee, the U.S. Trustee, the Designated Officers, and all parties on the Debtors’ Bankruptcy Rule 2002 service list on or before the date which is sixty (60) days after the Effective Date.  From and after the Effective Date, the Merged Debtors shall be entitled to pay any and all professional fee claims of the Professionals of the Merged Debtors for services rendered after the Effective Date without the need for submission of an application for such fees under section 330 of the Bankruptcy Code or further Order of the Bankruptcy Court.

28.           Governmental Approvals Not Required.  This Confirmation Order shall constitute all approvals and consents required, if any, by the laws, rules or regulations of any state or any other governmental authority with respect to the implementation or consummation of the Plan and any documents, instruments or agreements, and any amendments or modifications thereto, and any other acts referred to in or contemplated by the Plan, the Disclosure Statement and any documents, instruments or agreements, and any amendments thereto.

29.           Payment of Fees.  All fees payable pursuant to 28 U.S.C. § 1930 incurred after the Effective Date shall be paid by the Merged Debtors when due until the closing of the Chapter 11 Case.

30.           Retention of Jurisdiction.  Pursuant to sections 105(a) and 1142 of the Bankruptcy Code, and notwithstanding the entry of the Confirmation Order or the occurrence of the Effective Date, the Bankruptcy Court shall retain exclusive jurisdiction as provided in the Plan over all matters arising out of, arising in, and related to these Chapter 11 Cases and the Plan to the fullest extent permitted by law, including, among other items and matters, jurisdiction over those items and matters set forth in Article 16 of the Plan; provided, however, that such retention of jurisdiction shall not preclude the Merged Debtors from commencing or maintaining a properly venued Cause of Action before another court of competent jurisdiction.  In particular, the Court will retain jurisdiction over Adversary Proceeding No. 07-51707 and any other action or proceeding involving the Debtors, the Merged Debtors and GMAC.

31.           Reference to Plan Provisions.  The failure to include or specifically reference any particular provision of the Plan in this Confirmation Order shall not diminish or impair the effectiveness of such provision, it being the intent of the Bankruptcy Court that the Plan be confirmed in its entirety.

32.           Confirmation Order Controlling.  The provisions of the Plan and of this Confirmation Order shall be construed in a manner consistent with each other so as to effect the purposes of each; provided, however, that if there is determined to be any inconsistency between any Plan provision and any provision of this Confirmation Order that cannot be so reconciled, then, solely to the extent of such inconsistency, the provisions of this Confirmation Order shall govern and any such provision of this Confirmation Order shall be deemed a modification of the Plan and shall control and take precedence unless otherwise ordered by the Bankruptcy Court.

33.           Prior Orders.  The Plan and the Confirmation Order are consistent with, and do not affect the finality of, any prior order of this Court entered in the Bankruptcy Case and such orders continue in full force and effect except to the extent that any such prior order is expressly modified hereby.  To the extent that the provisions hereof, including without limitiation Paragraph CC (vi) and (vii), Paragraph 3, Paragraph 11, Paragraph 12 and Paragraph 13 of this Confirmation Order, constitute modification of any interim or final Order approving the Final DIP Agreement, any such interim or final Order approving the Final DIP Agreement is so modified and such modifications are hereby approved.

34.           Filing and Recording.  This Confirmation Order (a) is and shall be effective as a determination that, on the Effective Date, all Claims and Interests existing prior to such date have been released, satisfied and terminated to the extent provided herein or in the Plan, and (b) is and shall be binding upon and shall govern the acts of all entities including, without limitation, all filing agents, filing officers, title agents, title companies, recorders of mortgages, recorders of deeds, registrars of deeds, administrative agencies, governmental departments, secretaries of state, federal, state and local officials, and all other persons and entities who may be required, by operation of law, the duties of their office, or contract, to accept, file, register or otherwise record, or release any document or instruments.  Each and every federal, state, and local government agency is hereby directed to accept any and all documents and instruments necessary, useful, or appropriate (including deeds, releases of liens and Uniform Commercial Code financing statements) to effectuate, implement, and consummate the transactions contemplated by the Plan and this Confirmation Order without payment of any recording tax, stamp tax, transfer tax, or similar tax imposed by state or local law.

35.           Post-Confirmation Notice.  Except as provided in the foregoing paragraph, pursuant to Bankruptcy Rule 2002 and any applicable local Bankruptcy Rules, notice of all post-Confirmation matters for which notice is required to be given shall be deemed sufficient if served upon counsel for the U.S. Trustee’s Office, counsel to the Merged Debtors, the Designated Officers and all persons on the Debtor’s Bankruptcy Rule 2002 service list.  With the exception of the Merged Debtors and the United States Trustee, any Person desiring to remain on the Debtor’s Bankruptcy Rule 2002 service list shall be required to file a request for continued service and to serve such request upon counsel to the Merged Debtors within thirty (30) days after the Effective Date.  Persons shall be notified of such continued notice requirements in the notice of entry of the Confirmation Order.  Persons who do not file a request for continued service shall be removed from the Debtor’s Bankruptcy Rule 2002 service list.

36.           Binding Effect.  Pursuant to sections 1123(a) and 1142(a) of the Bankruptcy Code and the provisions of this Confirmation Order, the Plan shall be binding upon and inure to the benefit of the Debtors, the Merged Debtors, all present, future, and former holders of Claims and Interests, and their respective heirs, personal representatives, successors and assigns.

37.           Severability.  Each term and provision of the Plan, as it may have been altered or interpreted by the Bankruptcy Court in accordance with Section 15.9 of the Plan is valid and enforceable pursuant to its terms.

38.           Modifications to Plan.  The Plan may be altered, amended or modified after the Confirmation Date only in accordance with Section 1127 of the Bankruptcy Code.

39.           Notice Parties.  Notices and demands to or upon the Merged Debtors shall be delivered upon the following parties:

Leon Szlezinger Mesirow Financial Consulting, LLP 666 Third Avenue 21st Floor New York, New York 10017 Tel: (212) 808-8366 Fax: (212) 682-5015 Email: lszlezinger@mesirowfinancial.com

and

William F. Garrett 18 Newark Ave. Spring Lake, NJ 07762 Tel: 732-449-3775 Email: bgarrett5@verizon.net with a copy to:

Christopher R. Donoho, III, Esq. Lovells LLP 590 Madison Avenue New York, NY 10022
Telephone: Facsimile: E-mail:	(212) 909-0600 (212) 909-0660 chris.donoho@lovells.com

and

Mark E. Felger, Esq. Cozen O’Conner Suite 1400, Chase Manhattan Center 1201 Market North Street Wilmington, DE 19801
Telephone: Facsimile: E-mail:	(302) 295-2087 (302) 295-2013 mfelger@cozen.com

and

Eric B. Amstutz, Esq.
Wyche, Burgess, Freeman & Parham, P.A.
44 East Camperdown Way (29601)
Post Office Box 728
Greenville, South Carolina  29602-0728
Tel:   (864) 242-8201
Fax:  (864) 235-8900
Email: eamstutz@wyche.com

40.           Final Order.  This Confirmation Order is a final order and the period in which an appeal must be filed shall commence upon the entry hereof.

Dated: October   9  , 2007
Wilmington, Delaware

/s/ Christopher S. Sontchi
THE HONORABLE CHRISTOPHER S. SONTCHI UNITED STATES BANKRUPTCY JUDGE